SECURITIES AND EXCHANGE COMMISSION
 Washington D.C.  20549


 SCHEDULE 13D
 (Amendment No. 1)


 Under the Securities Exchange Act of 1934


 BLACKHAWK BANCORP, INC.
 a Wisconsin corporation
 (Name of Issuer)


 Common Stock, $.01 Par Value Per Share
 (Title of Class of Securities)

 09237E 10 5
 (CUSIP Number)

 Jesse L. Calkins
 Senior Vice President and Chief Financial Officer
 Blackhawk Bancorp, Inc.
 400 Broad Street
 Beloit, Wisconsin  53511
 608-364-8914
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

 With a copy to:
 Fredrick G. Lautz, Esq.
 Quarles & Brady
 411 East Wisconsin Avenue
 Milwaukee, Wisconsin  53202
 (414) 277-5000

 March 20, 1998
 (Date of Event which Requires Filing of this Amended Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                          SCHEDULE 13D

 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Dennis M. Conerton
     [Social Security Number can be voluntarily provided.]

 2.  Check the Appropriate Box if a Member of a Group
     (a)            (b)

 3.  SEC Use Only

 4.  Source of funds
          PF and 00

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 6.  Citizenship or Place of Organization
          Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person With:

 7.  Sole Voting Power
          174,165

 8.  Shared Voting Power
          0

 9.  Sole Dispositive Power
          174,165

 10. Shared Dispositive Power
          0

 11. Aggregate Amount Beneficially Owned by Each Reporting Person
          174,165

 12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


 13. Percent of Class Represented by Amount in Row (11)
          7.25%

 14. Type of Reporting Person
                     IN
ITEM 1.   SECURITY AND ISSUER.

 Name of Issuer and Address of Principal Executive Offices:

     Blackhawk Bancorp, Inc.
     400 Broad Street
     Beloit, Wisconsin  53511

 Security to Which This Statement Relates:

     Common Stock, $.01 Par Value, per Share ("Blackhawk Common Stock")

 ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. Dennis Conerton, an individual residing in Illinois, who is a citizen of the United States of America. Mr. Conerton is President and Chief Executive Officer of Blackhawk Bancorp, Inc. ("Blackhawk"). The principal business office of Mr. Conerton is located at 400 Broad Street, Beloit, Wisconsin 53511, which is also Blackhawk's address.

     (d) and (e). During the last five years, Mr. Conerton has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since Mr. Conerton's original filing of this Schedule 13D on December 23, 1996, he acquired beneficial ownership of 38,273 additional shares of Blackhawk Common Stock through allocations under Blackhawk's Employee Stock Ownership Plan and the vesting of employee and director stock options. The options were granted to Mr. Conerton either as fees for services as a director pursuant to the Blackhawk Bancorp, Inc. 1990 Director Stock Option Plan or as additional compensation for his services as an executive officer pursuant to the Blackhawk Bancorp, Inc. 1994 Executive Stock Option Plan. Mr. Conerton has exercised certain of the options using personal funds to pay the exercise price.

 ITEM 4.  PURPOSE OF THE TRANSACTION.

     Mr. Conerton has served as a director of Blackhawk since its 1990 initial public offering and, as of February 20, 1995, was appointed as Blackhawk's President and Chief Executive Officer. Mr. Conerton purchased shares of Blackhawk's Common Stock in its initial public offering. In addition, prior to becoming the President and Chief Executive Officer of Blackhawk, Mr. Conerton received annual grants of options pursuant to Blackhawk's 1990 Directors Stock Option Plan. The terms of that Plan provide for the annual vesting of one-third of the options granted thereunder.

     When Mr. Conerton was appointed as President and Chief Executive Officer, Blackhawk made a special grant of options to him under the Blackhawk 1994 Executive Stock Option Plan. Mr. Conerton has continued to participate in that Plan and has received additional grants thereunder with other exec-utive officers since that time. The Blackhawk 1994 Executive Stock Option Plan also provides for the annual vesting of one-third of the options granted thereunder.

     By virtue of assuming the positions of President and Chief Executive Officer of Blackhawk, Mr. Conerton became eligible to participate in the Blackhawk Employee Stock Ownership Plan, and has received annual allo-cations of shares of Blackhawk Common Stock pursuant to the terms of that Plan. On March 20, 1998, Mr. Conerton received an allocation of 712 shares of Blackhawk Common Stock pursuant to that Plan, which caused his total beneficial ownership of shares of Blackhawk Common Stock to increase more than one additional percentage point as compared to his percentage bene-ficial ownership reported when he first filed this Schedule 13D on December 23, 1996. That event gave rise to Mr. Conerton's filing of this Amendment under the provisions of Rule 13d-2(a).

     Mr. Conerton has no present intention to effect any transactions in Blackhawk Common Stock or to exercise any of his options in the immediate future, nor does he have any plans or intentions to exercise any control over Blackhawk's management or policies other than in accordance with his duties as a Director and the President and Chief Executive Officer of Blackhawk.

     More specifically, Mr. Conerton has no plan or proposal which relates to or which would result in:

          (a) Other than through the future exercise of options granted to him under Blackhawk's stock option plans, the acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;

          (b) An extraordinary corporate transaction, such as a merger, re-organization or liquidation, involving Blackhawk or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of Blackhawk, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of Blackhawk;

          (f) Any other material change in Blackhawk's business or corporate structure;

          (g) Changes in Blackhawk's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;

          (h) Causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered nat-ional securities association;

          (i) A class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
                or

          (j)  Any action similar to any of those enumerated above.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). Mr. Conerton owns directly 72,065 shares of Blackhawk Common Stock directly, and holds presently exercisable options (or options which will become exercisable within 60 days after March 20, 1998) for the purchase of up to an additional 102,100 shares of Blackhawk Common Stock.

     (c). As noted above, on March 20, 1998, 712 shares of Blackhawk Common Stock were allocated to Mr. Conerton's account pursuant to the Blackhawk Employee Stock Ownership Plan. Additionally, on December 16, 1997, Mr. Conerton acquired beneficial ownership of 30,000 additional shares of Blackhawk Common Stock pursuant to the February 14, 1998 vesting of prev-iously-granted options. Other than these acquisitions, there have been no transactions by Mr. Conerton with respect to Blackhawk Common Stock during the 60 days preceding the date of this Amendment No. 1 to Mr. Conerton's
     Schedule 13D.

     (d). None.

     (e). Not Applicable.

 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
           SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than Blackhawk's 1990 Directors' Stock Option Plan, its 1994 Exec-utive Stock Option Plan, and its Employee Stock Ownership Plan, each of which is incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Conerton and any other person, or with respect to any securities of Blackhawk.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Mr. Conerton hereby incorporates into this Schedule 13D the following exhibits by reference to the filings set forth below:


                         EXHIBIT INDEX

 Exhibit No.



 1
 The Blackhawk Bancorp, Inc. 1990 Directors' Stock Option Plan is incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to Blackhawk's Registration Statement on Form S-1 (Reg. No. 33-32351).


 2
 The Blackhawk Bancorp, Inc. 1994 Executive Stock Option Plan, approved by Shareholders of Blackhawk in May 1994, is incorporated herein by reference to Exhibit 10.9 to Blackhawk's 1994 Annual Report on Form 10-KSB, dated March 29, 1995.



 3.
 The Blackhawk Bancorp, Inc. Employee Stock Ownership Plan and
 Amendment No. 1 thereto are incorporated herein by reference from
 Exhibit 10.3 to Blackhawk's 1990 Form 10-K, dated March 31, 1990, and
 Exhibit 10.31 to its 1994 Form 10-KSB, dated March 29, 1995, respectively, and the related Blackhawk Bancorp, Inc. Employee Stock Ownership Trust is incorporated herein by reference from Exhibit 10.4 to Amendment No.
 1 to Blackhawk's Registration Statement on Form S-1 (Reg. No. 33-32351) filed on March 5, 1990.



                           SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 23, 1998


                                   /s/ Dennis M. Conerton
                                       ------------------
                                       Dennis M. Conerton